Exhibit 12
TEXTRON FINANCIAL CORPORATION
STATEMENT SETTING FORTH COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2006	2005	2004	2003	2002
	(Dollars in millions)
Income from continuing operations before income taxes, distributions on preferred securities and cumulative effect of change in accounting principle	$210	$171	$139	$117	$120

Fixed Charges:
Interest on debt	351	218	154	171	186
Estimated interest portion of rents	3	3	3	3	3

Total fixed charges	354	221	157	174	189

Adjusted income	$564	$392	$296	$291	$309
Ratio of earnings to fixed charges (1)	1.59x	1.77x	1.89x	1.67x	1.64x

(1)	The ratio of earnings to fixed charges has been computed by dividing income before income taxes, distributions on preferred securities and cumulative effect of change in accounting principle and fixed charges by fixed charges. Fixed charges consist of interest on debt and one-third rental expense as representative of interest portion of rentals.